[HYTHIAM, INC. LETTERHEAD]
April 3, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Riedler, Assistant Director

Re:	Hythiam, Inc. Registration Statement on Form S-3 File No. 333-140114
Dear Mr. Riedler:
     Hythiam, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3 for the resale of 4,105,258 shares of common stock of the registrant by the Selling Stockholders named in the registration statement, so that such registration statement shall become effective at 2:00 p.m. Eastern time on Friday, April 6, 2007, or as soon thereafter as practicable.
     The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, HYTHIAM, INC.
By:	/s/ CHUCK TIMPE
Chuck Timpe
Chief Financial Officer

cc: John C. Kirkland, Esq.